Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated May 23, 2017
Relating to Preliminary Prospectus dated May 23, 2017
Registration Statement No. 333-217539

SMART Global Holdings, Inc.

5,300,000 Ordinary Shares

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 23, 2017 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-217539) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1616533/000119312517178802/d319670ds1a.htm. References to “SMART Global Holdings” or the “Company,” “Registrant,” “we,” “our,” “ours,” “us” are used in the manner described in the Preliminary Prospectus. The following information supplements or replaces certain information set forth in Amendment No. 3 to the Registration Statement and contained in the Preliminary Prospectus.

The following disclosure in the fifth paragraph of the cover page of the Preliminary Prospectus has been replaced with the following paragraph:

To the extent the underwriters sell more than              ordinary shares (will be the 5,300,000 shares to be sold in this offering less any shares purchased by our principal shareholders as described below) in this offering, the underwriters have the option to purchase up to an additional 795,000 shares at the public offering price less the underwriting discount.

The disclosure set forth in the table on page 139 under “Underwriting (Conflict of Interest)” has been replaced with the following table:

Underwriters	Number of Shares
Barclays Capital Inc.
Deutsche Bank Securities, Inc.
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
Roth Capital Partners, LLC

Total		(1)

(1)	Will be the 5,300,000 shares to be sold in this offering less any shares purchased by our principal shareholders as described below.

The disclosure set forth on page 139 in the third paragraph under “Underwriting (Conflict of Interest).” has been replaced with the following paragraph:

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally, except as affiliates they will pay no underwriting spread in this offering, and not pursuant to any pre-existing contractual rights or obligations. We would receive the full amount of the gross proceeds from any purchase of these shares, and any shares purchased by these investors would be subject to a 180 day lockup agreement with the underwriters. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different number of shares to these investors than described above or not to sell any shares to these investors. Whether or not these investors purchase any or all of the shares for which they indicated an interest in purchasing the underwriters’ will be committed to purchase the ordinary shares that they have agreed to purchase pursuant to the underwriting agreement if the underwriters purchase any shares.

The disclosure set forth in the section entitled “Option to Purchase Additional Shares” under “Underwriting (Conflict of Interest)” has been replaced with the following paragraph:

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 795,000 ordinary shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than              ordinary shares (will be the 5,300,000 shares to be sold in this offering less any shares purchased by our principal shareholders as described above) in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ordinary shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting (Conflict of Interest)” section.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which has not yet been declared effective by the SEC. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a copy of the preliminary prospectus from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847, or by email at Barclaysprospectus@broadridge.com; or from Deutsche Bank Securities, Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, by telephone: 800-503-4611, or by email at prospectus.CPDG@db.com; or from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by phone at 877-821-7388; or from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com.